Exhibit (a)(7)

MEMORANDUM

DATE:	December 16, 2003
TO:	WWE Independent Contractor
FROM:	Nicole Zussman, Vice President, Human Resources
RE:	WWE Stock Option Exchange Program
CC:

Enclosed you will find documents related to the WWE stock option exchange program. In summary, we are offering current employees and independent contractors the opportunity to exchange your options for restricted stock units that vest in equal installments on the first two anniversaries of the date of grant. If fewer than 25,000 such options are held, the optionee (you) may instead receive a discounted cash payment in exchange for the options.

As these programs are governed by the federal securities laws, the enclosed materials are extremely detailed and technical. Accordingly, I have enclosed a brief presentation which provides an overview of the program and its key components.

Please review the materials carefully. I am available to answer any questions that you or your accountant may have. Please feel free to call me directly at (203) 353-5016.